UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number: 001-12227

A. Full title of the plan and address of the plan, if different for that of the issuer named below:

The Shaw Group Inc. 401(k) Plan

B. Name of the issuer of the security held pursuant to the plan and the address of its principal executive office:

The Shaw Group Inc.

4171 Essen Lane
 Baton Rouge, Louisiana 70809
(Address of Principal Executive Office)

CONTENTS

Financial Statements:

Report of Independent Registered Public Accounting Firm	Page1

Statements of Net Assets Available for Benefits –December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits –Years ended December 31, 2011 and 2010	3

Notes to Financial Statements	4 - 15

Supplemental Schedule:

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) –December 31, 2011	16

Report of Independent Registered Public Accounting Firm

The Plan Administrator
The Shaw Group Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Shaw Group Inc. 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Baton Rouge, Louisiana

June 27, 2012

THE SHAW GROUP INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

ASSETS

	2011	2010
Investments, at Fair Value:
Common Collective Trust Fund	$154,468,301	$147,920,767
Mutual Funds	583,714,775	547,360,658
The Shaw Group Inc. common stock	35,542,598	49,534,341
Total Investments	773,725,674	744,815,766

Non-interest Bearing Cash	586,112	868,479

Receivables:
Participants' Contributions	529,565	308,707
Employer Contributions	781,413	802,608
Notes Receivable from Participants	19,886,849	18,132,420
Other Receivables	66,707	55,035
Total Receivables	21,264,534	19,298,770

Total Assets	795,576,320	764,983,015

LIABILITIES
Other Liabilities	305,207	339,384

Total Liabilities	305,207	339,384

Net Assets Available for Benefits, Before Adjustment	795,271,113	764,643,631

Adjustment from Fair Value to Contract Value for Fully Benefit - Responsive Investment Contracts	(3,753,065)	(1,460,617)

Net Assets Available for Benefits	$791,518,048	$763,183,014

The accompanying notes are an integral part of these statements.

THE SHAW GROUP INC. 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Additions to Net Assets Attributed to:
Investment Income (Loss):
Interest and Dividends	$25,772,069	$15,756,334

Net Appreciation (Depreciation) in Fair Value:
Mutual Funds	(28,314,657)	57,799,884
The Shaw Group Inc. common stock	(9,877,274)	8,798,215
	(38,191,931)	66,598,099

Total Investment Income (Loss)	(12,419,862)	82,354,433

Interest Income on Notes Receivable from Participants	796,510	734,696
Other Income	256,151	123,950

Contributions:
Participants	97,518,912	90,582,871
Employer	32,147,175	26,530,856
Rollovers	3,098,118	5,738,652
	132,764,205	122,852,379

Total Additions	121,397,004	206,065,458

Deductions from Net Assets Attributed to:
Benefit Payments	91,553,636	101,771,832
Administrative Expenses	1,508,334	1,195,520
Total Deductions	93,061,970	102,967,352

Net Increase in Net Assets Available for Benefits before Transfers	28,335,034	103,098,106

Transfers:
Transfers to the Plan	—	31,235,185
Transfers from the Plan	—	(33,969)
Total Net Transfers	—	31,201,216

Net Increase in Net Assets Available for Benefits	28,335,034	134,299,322

Net Assets Available for Benefits at Beginning of Year	763,183,014	628,883,692

Net Assets Available for Benefits at End of Year	$791,518,048	$763,183,014

The accompanying notes are an integral part of these statements.

THE SHAW GROUP INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Note 1 - Description of Plan -

The following description of The Shaw Group Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description, which is available from The Shaw Group Inc. (the Company).

General

The Plan is a defined contribution plan covering all eligible employees of The Shaw Group Inc. who are age 21 or older and who are not receiving benefits under a collective bargaining agreement, alumni agreement or other similar agreement. The entry date of the Plan is the later of the employee's date of hire or the date that the employee meets the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Effective June 1, 2010, the Plan allows participants to contribute up to 90% of their annual compensation, as defined by the Plan, increased from 50% during the first five months of the 2010 plan year.  Participants may contribute on a pre-tax and/or after-tax Roth basis up to the maximum dollar amount allowed by law.  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.  Participants may also transfer amounts representing distributions from other qualified defined benefit or defined contribution plans, subject to approval by the Company.

The Plan contains an automatic enrollment feature for eligible employees hired on or after October 1, 2006.  These employees are automatically enrolled to contribute 3% of their eligible compensation to the Plan on a pre-tax basis unless such employees affirmatively take action to opt out of the automatic enrollment process within 30 days of their date of hire.  The deferral rate for participants that are automatically enrolled is increased annually by 1%, up to a maximum of 6% of compensation. The contributions made under the automatic enrollment process are invested in Target Retirement Date Funds based on the employee’s targeted date of retirement unless the participants affirmatively choose another investment fund or any combination of funds available under the Plan.

For the 2011 and 2010 plan years, the Company elected to make matching contributions for each payroll period equal to 50% of each eligible participant’s deferral not to exceed 6% of the participant’s compensation subject to limitations by tax regulations. Prior to June 1, 2010, the frequency of the Company matching contribution and the contribution rate were specifically defined by the Plan. Each participant was entitled to receive a Company matching contribution equal to 50% of the participant’s deferrals during each payroll period up to 6% of the participant’s compensation during such payroll period, subject to limitations by tax regulations.  Effective June 1, 2010, the frequency of the Company matching contribution and the contribution rate are no longer specified in the Plan. The Company may elect to make a matching contribution either monthly, quarterly, or annually at a rate determined by the Company.

The Plan defines the contribution period as the plan year for the purposes of calculating the Company’s matching contributions.  Annually, the Company adjusts the matching contributions to ensure that all eligible participants maximize the Company match regardless of their savings strategy.  The Plan recorded receivables of $553,597 and $726,524, respectively, for the “true-up contribution” for the 2011 and 2010 plan years. The Company may also elect to make discretionary contributions. No discretionary contributions were made during the years ended December 31, 2011 and 2010.

THE SHAW GROUP INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Contributions are required to meet certain limitations, as prescribed by the Internal Revenue Code of 1986, as amended (the Code). Excess contributions are refunded to participants so that the Plan complies with the regulations of the Code.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, company contributions, earnings or losses on participant-directed investments and administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Unallocated Assets

Beginning June 1, 2010, investment related income is remitted quarterly to the Plan’s trust by the third-party record keeper to be held in an unallocated account.  This account may be used to pay administrative expenses or reduce employer contributions at the discretion of the Plan Administrator.  Investment related income may represent all revenue from processing fees, service fees, distribution fees and all other fees the third party record keeper receives from mutual funds or collective trust providers attributable to the Plan’s assets invested in such investments.  Investment related income remitted to the Plan’s trust totaling $254,396 and $116,420 in 2011 and 2010, respectively, is included in “Other Income” on the Statements of Changes in Net Assets Available for Benefits.  The balance of the unallocated account at December 31, 2011 and 2010 totaled $243,426 and $12,549, respectively. Administrative fees of $61,400 were paid from the unallocated account in 2011. No administrative fees were paid from this account in 2010.

Forfeitures

Forfeitures of terminated participants' nonvested account balances may be used to restore participant account balances required to be reinstated, to pay administrative expenses or to reduce employer contributions.  Forfeited nonvested balances at December 31, 2011 and 2010 totaled $228,107 and $50,417, respectively.  Employer contributions were reduced by $4,327,819 and $6,619,294 in 2011 and 2010, respectively.  Administrative fees of $151,988 and $221,337 were paid from forfeitures in 2011 and 2010, respectively. Also, see Footnote 4 of the Notes to Financial Statements.

Vesting

Participants are immediately vested in their contributions plus any actual earnings thereon. Vesting in the Company's contribution portion of their accounts, plus any actual earnings thereon, is based on years of active service. After one year of service, as defined by the Plan, the participant becomes 20% vested in the Company's contributions and applicable earnings and vesting increases 20% for each year of active service thereafter. A participant is 100% vested after five years of active service.  The non-vested portion of a participant’s account remains in his/her account until the participant has a period of break in service of five years or receives a distribution of the vested portion of his/her account.  If the participant is not reemployed within five years, the non-vested portion of his/her account is forfeited.

THE SHAW GROUP INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Notes Receivable from Participants

Participants can borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance (reduced by the highest outstanding loan balance during the prior twelve month period). Loans must be repaid within a five-year period (ten years for primary residence loans).  Loans are secured by the participant's account balance and bear interest at a fixed rate for the term of the loan.  Effective June 1, 2010, the interest rate is the prime rate as listed on the last business day of each month in the Wall Street Journal plus 1%.   Prior to June 1, 2010, the interest rate was determined by the Plan Administrator based on prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances.  At December 31, 2011, interest rates for outstanding loans ranged from 3.25% to 9.25% with maturities to October, 2021.  Principal and interest are paid ratably through payroll deductions.

Investment Options

In 2011 and prior, upon enrollment in the Plan, participants were allowed to make direct contributions to various investment options, including a common collective trust fund, mutual funds, and the Shaw Group Inc. common stock.  The amount of contributions and the value of a participant’s account were limited to 20% participation in The Shaw Group Inc. common stock during both 2011 and 2010.  Effective January 1, 2012, the Plan was amended to no longer allow new contributions to, or the transfer of investments to, the Shaw Group Inc. common stock.

Plan participants, excluding Insiders (as defined by the Shaw Group Inc. Insider Trading Policy), may change investment options and contribution percentages on a daily basis. Insiders are restricted from trading the Shaw Group Inc. common stock during a blackout period (as defined by the Shaw Group Inc. Insider Trading Policy). Insiders may change investment options for all other funds and contribution percentages on a daily basis.

Effective June 1, 2010, the Plan converted The Shaw Group Inc. Stock Fund from a unitized stock fund to a share accounting stock fund.  Instead of units of Company common stock, each participant who has elected to purchase The Shaw Group Inc. common stock holds shares of Company common stock.

Payments of Benefits

Upon separation of service, a participant may elect to receive a lump-sum payment equal to the value of the participant’s vested balance.

A participant may withdraw all or a portion of their account in the event of financial hardship, as defined by the Plan.

Effective June 1, 2010, vested account balances less than $5,000 are immediately distributable in a lump sum under the terms of the Plan without the participant’s consent.  If there is no direction from the participant and the vested balance is greater than $1,000 but less than $5,000, the vested balance will be distributed as a direct rollover into an individual retirement account selected by the Plan Administrator.

Transfers to/from the Plan

Plan assets transferred into and out of the Plan from and to other company-sponsored qualified plans as a result of employee status changes are included in Transfers to the Plan or Transfers from the Plan in the accompanying Statements of Changes in Net Assets Available for Benefits.  Effective June 1, 2010, the Company merged the Hourly Plan with and into the Plan. Total Plan assets, including notes receivable from participants, transferred from the Hourly plan were $31,063,818.

THE SHAW GROUP INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Note 2 - Summary of Significant Accounting Policies -

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits are recorded when paid.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

As of December 31, 2011 and 2010, the Plan invests in a common collective trust, Fidelity’s Managed Income Portfolio II fund, which owns fully benefit-responsive investment contracts.  The Plan reflects these fully benefit-responsive investment contracts at fair value. An adjustment from fair value to contract value of ($3,753,065) and ($1,460,617), respectively, as of December 31, 2011 and 2010, was recorded in the accompanying Statements of Net Assets Available for Benefits.  The average yields of Fidelity’s Managed Income Portfolio II fund were as follows:

	2011	2010
Based on actual earnings	1.92%	2.25%
Based on interest rates credited to participants	1.60%	1.82%

As of December 31, 2011 and 2010, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers.  Interest rates are reviewed by the wrap issuer on a monthly basis for resetting.  Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio II.  Such events could include, but are not limited to, the following: the establishment of a defined contribution plan that competes with the Plan for contributions, substantive modification to the Fidelity Managed Income Portfolio II or the administration of the Fidelity Managed Income Portfolio II, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the Code.  Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice.  The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

THE SHAW GROUP INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Recently Issued Accounting Pronouncements

In May, 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU clarifies existing guidance on fair value measurement and disclosure requirements, amends certain fair value measurement principles and requires additional disclosures related to the reasons for fair value measurements, transfers between levels in the fair value hierarchy, valuation techniques and inputs used in Level 2 and Level 3 fair value measurements and the sensitivity of Level 3 fair value measurements to changes in unobservable inputs. The Plan does not expect the provisions of this ASU, which are effective for the plan year beginning January 1, 2012, to have a material impact on the Plan’s financial statements.

In September, 2010, the FASB issued ASU No. 2010-25, Plan Accounting-Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans which amends ASU 962.  The ASU specifies that participant loans should be classified as notes receivable from participants in the financial statements of a defined contribution plan, measured at the outstanding principal amount plus accrued but unpaid interest.   The ASU also states that no further disclosures specific to participant loans is required.  The ASU is effective for fiscal years ending after December 15, 2010, with early adoption permitted.   This amendment was adopted for the year ended December 31, 2010.  The adoption of the ASU did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) – Fair Value Measurements and Disclosures (ASU 2010-06) to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity of Level 3 fair value measurements, and the transfers between Levels 1, 2 and 3.  Levels 1, 2 and 3 of fair value measurements are defined in Note 3 below.  The Plan adopted this ASU in the year ending December 31, 2010 except for the provisions of this update which became effective in the year ended December 31, 2011. The adoption did not have a material impact on the Plan’s financial statements.

Administrative Expenses

Certain administrative and investment expenses specific to Participant transactions, such as loan initiation and maintenance fees and processing fees for certain withdrawals, are deducted from the requesting Participant's account.  The Company, at its sole discretion, may pay the administrative expenses (i.e., legal fees, trustee fees, fund fees, loan fees, recordkeeping fees, and other similar expenses) of the Plan. If such expenses are not paid by the Plan sponsor, they are paid out of Plan assets. Administrative expenses for the Plan totaling $43,374 and $165,083 were paid by the Company for the years ended December 31, 2011 and 2010, respectively.

Investments

The common collective trust fund is presented at fair value on the Statements of Net Assets Available for Benefits including a separate disclosure of the adjustment from fair value to contract value.  The fair value of fully benefit-responsive investment contracts is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes.  The fair value of underlying wrapper contracts is calculated by the issuer using a discounted cash flow method which considers recent fee bids as determined by recognized dealers, discount rate and duration of the underlying portfolio securities.  The Statements of Net Assets Available for Benefits include the fair value of the underlying assets and wrapper contracts of the common collective trust fund based on the proportionate ownership of the Plan.

The mutual funds are valued at the net asset value.

Under the terms of the Plan, the Trustee, on behalf of the trust fund, was allowed to acquire, hold and dispose of the common stock units/shares of The Shaw Group Inc.  Prior to June 1, 2010, in the event that trading transactions in The Shaw Group Inc. Stock Fund exceeded the cash portion of the Stock Fund, the Trustee had authority to borrow funds in order to facilitate transactions in a timely manner.  Effective June 1, 2010, if there is not sufficient liquidity in the Stock Fund to process all transactions, the Trustee may postpone transactions until there is available liquidity.

THE SHAW GROUP INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

The Plan provides for various investment options in any combination of the common collective trust fund, mutual funds, and The Shaw Group Inc. common stock.  These investments are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of the funds/investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Certain funds available for investment by the participants may contain securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities.  The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Notes Receivable from Participants

Notes receivable from participants are valued at amortized cost which is equal to the principal balance plus accrued interest.

Subsequent Events

Subsequent events have been evaluated through the date of the independent registered public accounting firm’s report.

Note 3 - Fair Value Measurements -

ASC 820 (Topic 820, “Fair Value Measurements and Disclosures”) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  This hierarchy consists of three broad levels.  Level 1 inputs to the valuation methodology are based on unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.  Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets and/or based on inputs that are derived principally from or corroborated by observable market data by correlation or other means.  Level 3 inputs are unobservable and are based on assumptions market participants would utilize in pricing the asset.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  When available, valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

THE SHAW GROUP INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

The Plan reviews the fair value hierarchy classification on an annual basis.  Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.  The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the plan year in which the actual event or change in circumstances that caused the transfer occurs.  At December 31, 2011 and 2010, there were no transfers between levels within the fair value hierarchy.

Certain investments are measured at fair value on a recurring basis in the Statements of Net Assets Available for Benefits.  The following methods and assumptions were used to estimate the fair values at December 31, 2011 and 2010:

Level 1 – The fair value of mutual funds is based on the net asset value of the fund. The fair value of The Shaw Group Inc. common stock and interest bearing cash are based on quoted market prices.

Level 2 – The fair value of the common collective trust fund is based on the Plan’s proportionate ownership of the underlying investments. The fair value of the common collective trust fund is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes.  The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.  There are no unfunded commitments related to any of the underlying portfolio securities.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There were no changes in the Plan’s valuation methodologies during the years ended December 31,  2011 and 2010.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value
December 31, 2011	Level 1	Level 2	Level 3	Total
Common Collective Trust Fund	$—	$154,468,301	$—	$154,468,301
Mutual Funds
Money Market funds	16,809,901	—	—	16,809,901
Value funds	51,209,500	—	—	51,209,500
Blend funds:
Domestic	99,020,392	—	—	99,020,392
Foreign	52,398,259	—	—	52,398,259
Growth funds	128,467,271	—	—	128,467,271
Bond funds:
Short Term	2,755,754	—	—	2,755,754
Intermediate Term	79,097,644	—	—	79,097,644
Inflation-Protected	8,458,382	—	—	8,458,382
Target Retirement Date funds – Moderate risk	145,497,672	—	—	145,497,672
The Shaw Group Inc. common stock	35,542,598	—	—	35,542,598
Total	$619,257,373	$154,468,301	$—	$773,725,674

THE SHAW GROUP INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

	Assets at Fair Value
December 31, 2010	Level 1	Level 2	Level 3	Total
Common Collective Trust Fund	$—	$147,920,767	$—	$147,920,767
Mutual Funds
Money Market funds	7,698,298	—	—	7,698,298
Value funds	52,276,823	—	—	52,276,823
Blend funds:
Domestic	94,864,482	—	—	94,864,482
Foreign	59,194,873	—	—	59,194,873
Growth funds	130,309,634	—	—	130,309,634
Bond funds:
Short Term	687,712	—	—	687,712
Intermediate Term	74,764,090	—	—	74,764,090
Inflation-Protected	2,576,963	—	—	2,576,963
Target Retirement Date funds – Moderate risk	124,987,783	—	—	124,987,783
The Shaw Group Inc. common stock	49,534,341	—	—	49,534,341
Total	$596,894,999	$147,920,767	$—	$744,815,766

Note 4 - Self Correction and Voluntary Correction Program -

During 2010, the Company discovered that one of the Plan’s amendments, effective in 2002, from a prior recordkeeper prototype plan provided that catch-up contributions be taken into account in applying company matching contributions, which was contrary to plan operations.  The plan document was subsequently amended and restated in October 2006 and included removal of this provision.  The Company self-corrected this issue in 2011 by making corrective contributions to impacted participants for the 2002 through 2006 plan years. The Plan Administrator expects that the self-correction will not adversely affect the qualified status of the Plan.

On October 12, 2009, the Company filed a Voluntary Correction Program (VCP) request under the Internal Revenue Service (IRS) Employee Plans Compliance Resolution System as outlined in Revenue Procedure 2008-50 (EPCRS) to correct the below-described operational defect.

Certain plan participants with compensation in excess of the annual compensation limits received excess allocations of matching contributions.  The failures occurred in plan years 1999, 2001, and 2004 through 2009.  The Company submitted a proposed correction through VCP and the IRS issued its compliance statement on July 29, 2010. Pursuant to the compliance statement, the Company took corrective action to remove the excess matching contributions and related earnings and losses from the accounts of current plan participants who received the excess allocations.  These amounts were transferred to the forfeiture account within the Plan during 2010.  The amounts that were forfeited are included in the forfeited amounts mentioned in Note 1 of the Notes to Financial Statements.  The corrections for plan year 2009 were made during that plan year using the method described above and were not submitted through VCP.

The Company is planning to file additional VCP requests under EPCRS in 2012 to correct the operational defects described below. The Plan Administrator expects that the operational defects and proposed corrections will not adversely affect the qualified status of the Plan.

THE SHAW GROUP INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Beginning with the 2003 plan year, the Company failed to exclude certain employees from participation in the Plan. These employees had previously been members of a collective bargaining unit and had been promoted to positions not subject to collective bargaining. These individuals were permitted to continue to participate in their collectively bargained, union-sponsored retirement plans under alumni agreements or similar agreements. These employees were also allowed to participate in the Plan while continuing to be covered under the collectively bargained pension benefits. To correct the dual participation, these employees will no longer be permitted to participate in the Plan.

The Company has also determined that the Plan failed to exclude certain nonresident alien employees who had no U.S. source income from participation in the Plan. To correct the failure, the ineligible employees will no longer be permitted to participate in the Plan. Employee contributions, employer contributions and earnings thereon were forfeited and placed in the Plan’s forfeiture account. The Company refunded the employee contributions and earnings to the ineligible employees in 2012.

For plan years 2009 and 2010, the Plan failed to default certain loans that were not repaid in accordance with the terms of the loans, including applicable cure periods for late payments. The failure involved 24 participants’ loans, which should have been declared in default. To correct the failure, the Company will request the IRS to permit the Plan to deem the defaulted loans to be distributed to the affected participants in the year of correction rather than in the year of failure.

Note 5 - Plan Termination -

Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 6 - Concentration of Investment Risk -

The following table presents participant-directed investments that represent 5% or more of the Plan's net assets at December 31, 2011 and 2010:

	2011		2010
Fidelity Management Trust Company
Common Collective Trust Fund:
Managed Income Portfolio II (Contract Value - $150,715,236 and $146,460,150, respectively)		$154,468,301	$147,920,767

Mutual Funds:
PIMCO Total Return Institutional		$72,983,101	$71,473,620
American Funds Growth Fund of America		$60,282,729	$65,401,489
Dreyfus/The Boston Company Small/Mid Cap Growth Fund		$68,184,542	$64,908,145
MFS Institutional Large Cap Value		$51,209,500	$52,276,823
Westwood SMidCap Institutional Fund		$49,186,267	$52,049,679
American Funds EuroPacific Growth	$	*	$44,768,216

The Shaw Group Inc. common stock	$	*	$49,534,341

* Less than 5% of net assets available for benefits

THE SHAW GROUP INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Note 7 - Tax Status -

On March 31, 2010, the Company adopted a Volume Submitter Defined Contribution Plan (Volume Submitter Plan) which received a favorable opinion letter from the IRS dated March 31, 2008 which stated that the Volume Submitter Plan and the related trust are designed in accordance with the applicable sections of the Code.

In conjunction with the change of the Plan’s trustee and third party record keeper, the Company adopted an individually designed plan effective June 1, 2010.  On March 4, 2011, the Company submitted the Plan, as amended, to the IRS for a determination letter in accordance with Revenue Procedure 2007-44.  The determination letter was received in March 2012.  The Company and Plan Administrator believe that the Plan, as designed and operated, is in compliance with the applicable provisions of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

As described in Note 4 – Self Correction and Voluntary Correction Program above, the Company is planning to file additional VCP requests under EPCRS in 2012 to correct several operational defects. The Plan Administrator expects that the corrective measures taken to address the operational defects will not adversely affect the qualified status of the Plan.

Note 8 - Party-in-Interest Transactions -

Prior to June 1, 2010, certain Plan investments were held in a trust fund managed by Fidelity Management Trust Company.  Since Fidelity Management Trust Company was the Plan trustee prior to June 1, 2010, these transactions qualify as party-in-interest transactions.

Effective June 1, 2010, our Plan investments include a money market fund managed by Bank of America, N.A. Because the Plan pays certain fees to Bank of America, N.A., and Bank of America, N.A. is the Plan trustee, these transactions qualify as party-in-interest transactions.

The Plan permits participants to make loans from the Plan.  The Plan also invests in the common stock of The Shaw Group Inc.  Additionally, the Company pays certain Plan administrative expenses on behalf of the Plan.  These transactions also qualify as party-in-interest transactions which are exempt under ERISA.

THE SHAW GROUP INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Note 9 - Reconciliation of Financial Statements to Schedule H of Form 5500 -

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500 at December 31, 2011 and 2010:

	2011	2010

Net assets available for benefits per the financial statements	$791,518,048	$763,183,014

Adjustments from contract value to fair value for fully benefit - responsive investment contracts	3,753,065	1,460,617

Amounts allocated to withdrawing participants	(509,710)	(791,049)

Net assets available for benefits per Schedule H of Form 5500	$794,761,403	$763,852,582

The following is a reconciliation of total investments per the financial statements to Schedule H of Form 5500 at December 31, 2011 and 2010:

	2011	2010
Total investments per the financial statements	$773,725,674	$744,815,766

Notes receivable from participants	19,886,849	18,132,420

Total investments per Schedule H of Form 5500	$793,612,523	$762,948,186

The following is a reconciliation of investment income per the financial statements to Schedule H of Form 5500 for the years ended December 31, 2011 and 2010:

	2011	2010
Investment Income (Loss) per the financial statements	$(12,419,862)	$82,354,433

Add: Interest Income on Notes Receivable from Participants	796,510	734,696

Add (Less): Adjustments from contract value to fair value for fully benefit - responsive investment contracts at December 31, 2010 and 2009	(1,460,617)	1,795,932

Add (Less): Adjustments from contract value to fair value for fully benefit - responsive investment contracts at December 31, 2011 and 2010	3,753,065	1,460,617

Investment Income (Loss) per Schedule H of Form 5500	$(9,330,904)	$86,345,678

THE SHAW GROUP INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

The following is a reconciliation of benefit payments per the financial statements to Schedule H of Form 5500 at December 31, 2011 and 2010:

	2011	2010
Total benefit payments per the financial statements	$91,553,636	$101,771,832

Less: Amounts allocated to withdrawing participants at December 31, 2010 and 2009	(791,049)	–

Add: Amounts allocated to withdrawing participants at December 31, 2011 and 2010	509,710	791,049

Benefit payments per Schedule H of Form 5500	$91,272,297	$102,562,881

SUPPLEMENTAL SCHEDULE

THE SHAW GROUP INC. 401(K) PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN:  72-1106167                                PN:  001
AS OF DECEMBER 31, 2011

Identity of Issue, Borrower, or Similar Party	Description of Investment	Cost(1)	Current Value
Fidelity Management Trust Company
Common Collective Trust Fund:
Managed Income Portfolio II	150,715,233.3797 Units		$154,468,301

Mutual Funds:
PIMCO Total Return Institutional	6,714,175.7309 Units		72,983,101
Vanguard Institutional Index Fund	310,833.4032 Units		35,758,275
Vanguard Inflation-Protected Securities Fund Investor Shares	599,460.0915 Units		8,458,382
American Funds Growth Fund of America	2,098,980.8233 Units		60,282,729
American Funds EuroPacific Growth	1,088,211.8944 Units		38,228,884
Westwood SMidCap Institutional Fund	3,809,935.4970 Units		49,186,267
*Retirement Bank Account	16,809,900.5001 Units		16,809,901
JP Morgan Short Duration Bond Select	251,666.9919 Units		2,755,754
MFS Institutional Large Cap Value	5,886,149.4803 Units		51,209,500
Dreyfus/The Boston Company Small/Mid Cap Growth Fund	4,973,343.6950 Units		68,184,542
Vanguard Extended Market Index Institutional Fund	357,799.9537 Units		14,075,850
Vanguard Total Bond Market Fund	555,867.5216 Units		6,114,543
Vanguard FTSE All-World ex-US Index Institutional	182,289.6544 Units		14,169,375
Vanguard 2005 Target Retirement	298,678.3139 Units		3,578,166
Vanguard 2010 Target Retirement	491,028.5027 Units		11,013,769
Vanguard 2015 Target Retirement	2,316,968.9336 Units		28,498,718
Vanguard 2020 Target Retirement	350,097.2177 Units		7,593,609
Vanguard 2025 Target Retirement	3,145,525.9428 Units		38,595,603
Vanguard 2030 Target Retirement	230,114.0148 Units		4,813,985
Vanguard 2035 Target Retirement	1,711,943.9349 Units		21,416,419
Vanguard 2040 Target Retirement	664,009.0249 Units		13,612,185
Vanguard 2045 Target Retirement	328,198.7153 Units		4,223,917
Vanguard 2050 Target Retirement	582,470.2768 Units		11,888,218
Vanguard 2055 Target Retirement	12,034.8796 Units		263,083
			583,714,775

*The Shaw Group Inc. common stock	1,321,286.1685 Shares		35,542,598
			773,725,674

*Loans to Participants	Maturities to October, 2021, at interest rates ranging from 3.25% to 9.25%		19,886,849
Total Investments			$793,612,523

*Indicates party-in-interest to the Plan
(1) Not required as investments are participant directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of The Shaw Group Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2012	THE SHAW GROUP INC. 401(k) PLAN

THE SHAW GROUP INC., PLAN ADMINISTRATOR

	By:	/s/ Timothy J. Poché

		Name:	Timothy J. Poché
		Title:	Senior Vice President, Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm